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Amundi
ASSET MANAGEMENT

                               October 16, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

   Re:   SEC Staff Sarbanes-Oxley Review of Filings by Pioneer Funds

Ladies and Gentlemen:

   This letter is to respond to comments received on September 18, 2023 from Mr. Chad Eskildsen of the Staff of the Securities and Exchange Commission in connection with the Staff's review of financial statements and other filings by the Pioneer Funds listed on Appendix A (the "Funds"). Following are the Staff's comments and the Funds' responses thereto.

1. Comment:   The Staff noted that Pioneer Strategic Income Fund appears to have made a tax return of capital distribution during the fiscal year ended September 30, 2022. The Staff requested that the Fund confirm that it complied with Section 19(a) of the 1940 Act and Rule 19a-1 notice requirements with respect to such return of capital. The Staff referred to IM-DCFO 2019-02, the Dear CFO
              Letter dated 11/22/2019, with respect to the Staff's position that Section 19(a) requires that distributions made from any source other than the Fund's net income be accompanied by written statements.

              The Staff also requested that the Fund explain why the Fund responded "no" to Item B.23 of Form N-CEN filed for the fiscal year ended September 30, 2022 ("During the reporting period, did the Registrant pay any dividend or make any distribution in the nature of a dividend payment, required to be accompanied by a written statement pursuant to Section 19(a) of the [1940 Act] and Rule 19a-1 thereunder").

   Response:  Pioneer Strategic Income Fund notes that it did not make any distributions that were in excess of its book income during the fiscal year ended September 30, 2022. The Fund notes that the distribution referenced by the Staff was determined to be a return of capital on a tax basis due to tax adjustments after the Fund calculated its taxable income for the fiscal year. Accordingly, the Fund respectfully submits that (i) a Rule 19a-1 notice was not required with respect to the tax return of capital distribution referenced by the Staff, and (ii) the Fund correctly responded "no" to Item B.23 of Form N-CEN filed for the fiscal year ended September 30, 2022.

2. Comment:   The Staff noted that Items 4(i) and 4(j) of Form N-CSR,
              regarding Holding Foreign Companies Accountable Act disclosure, became effective as of January 10, 2022. The

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              Staff requested that the Funds confirm that they will include these items, and appropriate responses, in future Form N-CSR filings.

   Response:  The Funds confirm that they will include Items 4(i) and 4(j), and appropriate responses, in future Form N-CSR filings.

3. Comment:   The Staff noted that the Form N-CEN filed by Pioneer Variable
              Contracts Trust for the fiscal year ended December 31, 2022 reported in response to Item B.22. that payments were made to shareholders or shareholder accounts were reprocessed as a result of an error in calculating the net asset value of each of Pioneer Bond VCT Portfolio, Pioneer High Yield VCT Portfolio and
              Pioneer Strategic Income VCT Portfolio, but that no corresponding disclosure was included in the financial statements of such Funds. The Staff requested that the Funds describe the nature and circumstances of such NAV errors, any associated internal control implications, mitigating actions taken with respect to such NAV errors and any internal control issues, and amounts reimbursed to shareholders, if any. The
              Staff also requested that, if amounts have been reimbursed to shareholders, to please explain why such payments were not disclosed in the Funds' financial statements, citing U.S. GAAP.

   Response:  The Funds note that the NAV errors reported in response to Item
              B.22 with respect to Pioneer Bond VCT Portfolio, Pioneer High Yield VCT Portfolio and Pioneer Strategic Income VCT Portfolio related to incorrect processing of gain/loss information for certain credit default swap index (CDX) transactions by such Funds.

              The Funds note that the transaction processing system used during the fiscal year ended December 31, 2022 by Amundi Asset Management US, Inc. ("Amundi US"), the Funds' adviser, compressed CDX transactions, collapsing two or more derivative trades in the same security with the goal of combining the notional outstanding into a single position, for risk management purposes. However, it was determined that, as a result of such compression trade processing and related adjustments, gain/loss amounts with respect to CDX transactions were recorded incorrectly during the fiscal year ended December 31, 2022 for Pioneer Bond VCT Portfolio, Pioneer High Yield VCT Portfolio and Pioneer Strategic Income VCT Portfolio.

              Amundi US identified the issue in January 2023 in connection with the audits of the financial statements of certain funds in the Pioneer Funds complex. In response to the issue, Amundi US implemented a temporary manual process to reclassify unrealized and realized gain/loss related to CDX transactions for financial reporting purposes. This manual process was effective during the audit of the financial statements of each of Pioneer Bond VCT Portfolio, Pioneer High Yield VCT Portfolio and Pioneer Strategic Income VCT Portfolio for the fiscal year ended December 31, 2022, and no internal control deficiency, including with respect to CDX transactions, was identified for such Funds for the fiscal year ended December 31, 2022. Subsequently, a fully automated CDX trade integration process was implemented in an effort to mitigate the risk of potential future NAV errors and reporting issues.

              As reported in response to Item B.22 of Form N-CEN, it was determined that the NAVs of Pioneer Bond VCT Portfolio, Pioneer High Yield VCT Portfolio and Pioneer Strategic Income VCT Portfolio were misstated for the period between September 30, 2022 and November 23, 2022. The NAVs reported during the misstatement period were subsequently recalculated. It was determined that the daily misstatement for each

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        Fund ranged from $0.02 to $0.04 per share. Amundi US reimbursed each Fund as a result of the NAV error, and each Fund then reprocessed activity for shareholders who experienced a loss by redeeming shares at an incorrect NAV. The total reimbursements were calculated on a daily basis for the period noted above, in accordance with the Funds' NAV error correction policy. The amounts reimbursed were $5,166 to shareholders of Pioneer Bond VCT Portfolio (Net Assets at 12/31/22 $142.2m), $11,123 to shareholders of Pioneer High Yield VCT Portfolio (Net Assets at 12/31/22 $27.4m), and $2,107 to shareholders of Pioneer Strategic Income VCT Portfolio (Net Assets at 12/31/22 $32.5m).

        The Funds note that the reimbursements discussed above were determined and made in February 2023, subsequent to the end of the Funds' fiscal year ended December 31, 2022. Accordingly, such reimbursements were not disclosed in the Funds' financial statements for the fiscal year ended
        December 31, 2022. The Funds confirm that such reimbursements will be disclosed in the Funds' audited financial statements for the fiscal year ended December 31, 2023 in accordance with the guidance in FASB ASC 946-20, and related guidance including 946-205.

   Please call the undersigned at 617-422-4697 with any questions.

                                                  Sincerely,

                                                  /s/ Anthony J. Koenig, Jr.
                                                  Anthony J. Koenig, Jr.

                                                  Managing Director, Chief
                                                  Operations Officer and Fund
                                                  Treasurer

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                                  APPENDIX A

Series Identifier File No.  Registrant                        Fund                                    Fiscal Year End
   S000004007     811-21569 PIONEER ASSET ALLOCATION          Pioneer Solutions - Balanced Fund         7/31/2022
                              TRUST
   S000070623     811-23613 Pioneer Core Trust I              Pioneer High Income Municipal             8/31/2022
                                                                Portfolio
   S000003948     811-08657 PIONEER EQUITY INCOME FUND        Pioneer Equity Income Fund                10/31/2022
   CEF0010133     811-21654 Pioneer Floating Rate Fund, Inc.  Pioneer Floating Rate Fund, Inc.          11/30/2022
   S000003991     811-01466 PIONEER FUND /MA/                 Pioneer Fund                              12/31/2022
   S000003994     811-09685 PIONEER HIGH YIELD FUND           Pioneer High Yield Fund                   10/31/2022
   S000004143     811-06106 PIONEER MID CAP VALUE FUND        Pioneer Mid Cap Value Fund                10/31/2022
   S000009919     811-05099 PIONEER MONEY MARKET TRUST        Pioneer U.S. Government Money             12/31/2022
                                                                Market Fund
   S000010000     811-07870 PIONEER REAL ESTATE SHARES        Pioneer Real Estate Shares                12/31/2022
   S000010084     811-21460 PIONEER SERIES TRUST II           Pioneer Select Mid Cap Growth Fund        11/30/2022
   S000010085     811-21460 PIONEER SERIES TRUST II           Pioneer AMT-Free Municipal Fund           12/31/2022
   S000010093     811-21664 Pioneer Series Trust III          Pioneer Disciplined Value Fund            8/31/2022
   S000010109     811-21781 Pioneer Series Trust IV           Pioneer Balanced ESG Fund                 7/31/2022
   S000035110     811-21781 Pioneer Series Trust IV           Pioneer Multi-Asset Income Fund           7/31/2022
   S000072337     811-21781 Pioneer Series Trust IV           Pioneer Securitized Income Fund           7/31/2022
   S000010121     811-21823 Pioneer Series Trust V            Pioneer Global Sustainable Equity Fund    8/31/2022
   S000013005     811-21823 Pioneer Series Trust V            Pioneer High Income Municipal Fund        8/31/2022
   S000015510     811-21978 Pioneer Series Trust VI           Pioneer Floating Rate Fund                10/31/2022
   S000028857     811-21978 Pioneer Series Trust VI           Pioneer Flexible Opportunities Fund       10/31/2022
   S000010203     811-10395 PIONEER SERIES TRUST VII          Pioneer Global High Yield Fund            10/31/2022
   S000004011     811-07318 PIONEER SERIES TRUST VIII         Pioneer International Equity Fund         11/30/2022
   S000010136     811-01835 PIONEER SERIES TRUST XI           Pioneer Core Equity Fund                  12/31/2022
   S000004009     811-08547 PIONEER SERIES TRUST XII          Pioneer Disciplined Growth Fund           8/31/2022
   S000070201     811-08547 PIONEER SERIES TRUST XII          Pioneer MAP High Income Municipal         8/31/2022
                                                                Portfolio
   S000065786     811-09223 PIONEER SERIES TRUST XIV          Pioneer Emerging Markets Equity Fund      9/30/2022
   S000010131     811-09223 PIONEER SERIES TRUST XIV          Pioneer Strategic Income Fund             9/30/2022
   S000071518     811-09223 PIONEER SERIES TRUST XIV          Pioneer Global Sustainable Growth         9/30/2022
                                                                Fund
   S000071519     811-09223 PIONEER SERIES TRUST XIV          Pioneer Global Sustainable Value Fund     9/30/2022
   S000071520     811-09223 PIONEER SERIES TRUST XIV          Pioneer Intrinsic Value Fund              9/30/2022
   S000010228     811-21558 PIONEER SHORT TERM INCOME         Pioneer Short Term Income Fund            8/31/2022
                              FUND
   S000010159     811-08786 PIONEER VARIABLE CONTRACTS        Pioneer Fund VCT Portfolio                12/31/2022
                              TRUST /MA/
   S000010160     811-08786 PIONEER VARIABLE CONTRACTS        Pioneer Real Estate Shares VCT            12/31/2022
                              TRUST /MA/                        Portfolio
   S000010163     811-08786 PIONEER VARIABLE CONTRACTS        Pioneer Strategic Income VCT Portfolio    12/31/2022
                              TRUST /MA/
   S000010170     811-08786 PIONEER VARIABLE CONTRACTS        Pioneer Select Mid Cap Growth VCT         12/31/2022
                              TRUST /MA/                        Portfolio
   S000010172     811-08786 PIONEER VARIABLE CONTRACTS        Pioneer Bond VCT Portfolio                12/31/2022
                              TRUST /MA/
   S000010181     811-08786 PIONEER VARIABLE CONTRACTS        Pioneer Equity Income VCT Portfolio       12/31/2022
                              TRUST /MA/
   S000010184     811-08786 PIONEER VARIABLE CONTRACTS        Pioneer High Yield VCT Portfolio          12/31/2022
                              TRUST /MA/
   S000010186     811-08786 PIONEER VARIABLE CONTRACTS        Pioneer Mid Cap Value VCT Portfolio       12/31/2022
                              TRUST /MA/

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